FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response . . . . . . . 0.5

1. Name and Address of Reporting Person* Holt Mary Davis	2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)		6. Relationship of Reporting Person(s) to issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer (give ☐ Other (specify title below) below)
(Last) (First) (Middle) 213 South Pitt Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year May 2002	7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(Street) Alexandria VA 22314		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/29/02	M		4,200	A	$14.77
Common Stock	5/29/02	S		4,200	D	$38.61
Common Stock	5/30/02	M		28,000	A	$14.77
Common Stock	5/30/02	S		28,000	D	$38.42
Common Stock	5/31/02	M		19,800	A	$14.77
Common Stock	5/31/02	S		19,800	D	$37.63	-0-

Reminder:   Report on separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMG control number.
(Over)
SEC 1474 (3-99)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$14.77	5/29/02	M			4,200	F1	8/1/10	Common Stock	4,200
Stock Option (right to buy)	$14.77	5/30/02	M			28,000	F1	8/1/10	Common Stock	28,000
Stock Option (right to buy)	$14.77	5/31/02	M			19,800	F1	8/1/10	Common Stock	19,800		104,000	D

  Explanation of Responses:

F1:  The option vests in three equal annual installments beginning on August 2, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Mary Davis Holt	7/23/2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	Mary Davis Holt	Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMG Number.